SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECT 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

May 19, 2015

DATE OF REPORT

(DATE OF EARLIEST EVENT REPORTED)

LEEP, INC.

(Formerly known as Leading-Edge Earth Products, Inc.)

EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER

Oregon

(STATE OF INCORPORATION)

93-1002429

(I.R.S. EMPLOYER)

93-67656-S

(COMMISSION FILE NUMBER)

P.O. Box 24344

Louisville, KY 40224

(Formerly 660 Fairfield Road, Montoursville, PA 17754)

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

502-426-7400

REGISTRANT'S TELEPHONE NUMBER

Item 8.01 Other Events

1. On January 7, 2013, LEEP, Incorporated, f.k.a. Leading Edge Earth Products, Inc. filed suit in Jefferson County Circuit Court, Division 2, Louisville, Kentucky, against two companies and numerous affiliated individuals to recover compensatory and punitive damages for breach of a Non-Disclosure and Non-Circumvention Agreement, fraud, unjust enrichment, breach of fiduciary duties, deceptive business practices, tortuous interference with business relationships, conversion, and theft of business opportunities, among other claims. The amount of damages exceeds the jurisdictional threshold with compensatory damages expected to exceed Thirty Million Dollars ($30,000,000), exclusive of the requested treble punitive damages. LEEP, Incorporated has filed a first amended complaint on May 9, 2013, and subsequent second and third amended complaints, with the approval of the Court, citing racketeering, and aiding and abetting charges, among others.

2. The liability insurance company for the Defendants, Auto Owners Insurance Company, filed an action in United States District Court for the Eastern District of Kentucky on November 13, 2013, requesting a Declaratory Judgment to withdraw as counsel for the Defendants, and seeking reimbursement for all legal fees and costs incurred by them in defense of the Defendants, citing various provisions and requirements contained in the liability policies. That case is still pending in the United States Federal Court, Eastern District of Kentucky.

3. The Jefferson County, Kentucky Circuit Court in Louisville, Kentucky, at the request of LEEP, Incorporated as Plaintiff, recently set a trial date of December 1, 2015 for the LEEP, Incorporated Complaint and established various documentary and procedural deadlines prior to trial, beginning on August 3, 2015.

4. The Company has completed certain internal unaudited financial information for calendar year 2014, and is in the process of preparing to work with a new auditor to bring its financial reporting current with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 19, 2015

By: /s/ J.H. Nordstrom

J.H. Nordstrom, C.E. O.

Questions and Comments:

All questions about the information provided in this 8-K report should be addressed via email to info@leepinc.com. Alternately, questions can be directed via mail to: Secretary of the Corporation, PO Box 24344, Louisville, KY 40224.